UNITED STATES BANKRUPTCY COURT
WESTERN DISTRICT OF MISSOURI

In re:	)	In Proceedings under Chapter 11
FARMLAND INDUSTRIES, INC.,	)	Case No. 02-50557
FARMLAND FOODS, INC.,	)	Case No. 02-50561
SFA, INC.,	)	Case No. 02-50562
FARMLAND TRANSPORTATION, INC.,	)	Case No. 02-50564
FARMLAND PIPE LINE COMPANY,	)	Case No. 02-50565
	)	
Debtors	)	Joint Administration

NOTICE OF EFFECTIVE DATE AND CERTAIN DEADLINES UNDER
DEBTORS' SECOND AMENDED JOINT PLAN OF REORGANIZATION, AS MODIFIED

TO: ALL PARTIES IN INTEREST

1.   Please take notice that pursuant to § 9.3 of the Debtors' Second Amended Joint Plan of Reorganization, as Modified ("Plan")[1], notice is hereby given that the Effective Date of the Plan is May 1, 2004.

2.   Please take further notice of the following deadlines under the Plan:

•   § 11.1 – All final requests for compensation and reimbursement for Professionals pursuant to §§ 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code for services rendered prior to the Effective Date and Substantial Contribution Claims under § 503(b)(4) of the Bankruptcy Code must be filed with the Bankruptcy Court and served on the Liquidating Trustee and its counsel, Foley & Lardner, LLP at one of the following addresses ("Claim Delivery Address") no later than **June 15, 2004**.

Claim Delivery Address

If sent by mail, send to:	If sent by messenger, send to:
FI Liquidating Trust	FI Liquidating Trust
Attn: Claims	Attn: Claims
P.O. Box 56798	8475 Western Way, Suite 110
Jacksonville, FL 32241-6798	Jacksonville, FL 32256

•   §11.2 – Other than as set forth in § 11.1 of the Plan and except with respect to liabilities incurred by a Debtor in the ordinary course of business during the Chapter 11 case and payments payable in connection with post-petition severance obligations of the Debtors and the KERIT Plan (which claims shall be paid in the ordinary course of business according to the terms and conditions of the agreements relating thereto), all requests for payment of an Administrative Claim incurred prior to the Effective Date must be filed with the Bankruptcy Court and served on counsel for the Liquidating Trustee at the Claim Delivery Address no later than **May 31, 2004**.

•   § 6.2 – All proofs of claim for rejection of executory contracts or unexpired leases pursuant to § 6.1 of the Plan must be filed with the Bankruptcy Court and served on counsel for the Liquidating Trustee at the Claim Delivery Address by **May 31, 2004**.

3.   Pursuant to and in accordance with § 7.8 of the Plan, as a condition to receiving a distribution on account of an Allowed Claim or Interest, each holder of Industrial Revenue Bonds not reinstated on the Effective Date, Demand Certificates, Subordinated Certificates or Old Securities of Foods must tender the applicable certificates, instruments, securities or other documentation evidencing such Claim or Interest ("certificates") to the Liquidating Trustee at one of the following addresses ("Certificate Delivery Address").   These certificates must be tendered by **April 30, 2005** or your Claim or Interest will be discharged and you will be forever barred from asserting such Claim or Interest.

Certificate Delivery Addresses

If sent by mail, send to:	If sent by messenger, send to:
FI Liquidating Trust	FI Liquidating Trust
Attn: Certificates	Attn: Certificates
P.O. Box 7469	8475 Western Way, Suite 110
North Kansas City, MO 64116-7469	Jacksonville, FL 32256

Delay in surrendering your certificate(s) will delay your distribution.

(over)

A separate notice is being sent to known holders of Industries Preferred Shares. If you are such a holder and do not receive that notice, you should contact the Liquidating Trustee.

For further information, you may visit the website www.filiquidatingtrust.com. If you do not have access to the Internet you may contact the Liquidating Trustee in writing at FI Liquidating Trustee, c/o J.P. Morgan Trust Company, National Association, P.O. Box 56798, Jacksonville, FL 32241-6798. Please note on the envelope that this is in reference to the Farmland bankruptcy. Please refer to the Plan for all other relevant deadlines. The Initial Distribution Date under the Plan is projected to occur by June 30, 2004.

Dated: May 1, 2004   BY ORDER OF THE COURT

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[1] All capitalized terms in this Notice shall have their respective meanings set forth in t he Plan. You are directed to the Plan, the Disclosure Statement and the Confirmation Order for further detail on the matters addressed in this Notice.